UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

Starbox Group Holdings Ltd.

(Name of Issuer)

Ordinary shares, par value $0.001125 per share

(Title of Class of Securities)

G8437S115

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8437S115	Page 1 of 6

1.	Names of Reporting Persons Nevis International B & T Sdn Bhd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Malaysia

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 800,000*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 800,000*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 800,000*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 1.0%**
12.	Type of Reporting Person FI

*	Represents ordinary shares held by Nevis International B & T Sdn Bhd. as of December 31, 2023.

**	Percentage of class is calculated based on 84,004,984 ordinary shares outstanding as of December 31, 2023, which information was provided by the Issuer to the Reporting Persons on December 31, 2023.

This filing constitutes an exit filing as the reporting person has ceased to be the beneficial owner of more than 5 percent of the referenced class of securities.

CUSIP No. G8437S115	Page 2 of 6

1.	Names of Reporting Persons. Chen Xiaoping
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization China

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 800,000*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 800,000*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 800,000*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 1.0%**
12.	Type of Reporting Person IN

*	Represents ordinary shares indirectly held by Chen Xiaoping through Nevis International B & T Sdn Bhd. as of December 31, 2023.

**	Percentage of class is calculated based on 84,004,984 ordinary shares outstanding as of December 31, 2023, which information was provided by the Issuer to the Reporting Persons on December 31, 2023.

This filing constitutes an exit filing as the reporting person has ceased to be the beneficial owner of more than 5 percent of the referenced class of securities.

CUSIP No. G8437S115	Page 3 of 6

ITEM 1.

(a) Name of Issuer: Starbox Group Holdings Ltd.

(b) Address of Issuer’s Principal Executive Offices: VO2-03-07, Velocity Office 2, Lingkaran SV, Sunway Velocity, 55100 Kuala Lumpur, Malaysia

ITEM 2.

2(a) Name of Person Filing:

Nevis International B & T Sdn Bhd.

Chen Xiaoping

The shares reported herein are directly held by Nevis International B & T Sdn Bhd. Chen Xiaoping is the sole shareholder of Nevis International B & T Sdn Bhd. Accordingly, Chen Xiaoping may be deemed to indirectly beneficially own the securities of the Issuer held by Nevis International B & T Sdn Bhd.

2(b) Address of Principal Business Office, or if None, Residence:

Address of Nevis International B & T Sdn Bhd.: 31-1 Taman Miharja, Phase 3B, Jalan 3/93, 2 ½ Miles Cheras, 56000 Kuala Lumpur, Malaysia

Business address of Chen Xiaoping: 33-3, Menara Avenue Residences, No. 189, Jalan Tun Razak, 50400 Kuala Lumpur, Malaysia

2(c) Citizenship:

Nevis International B & T Sdn Bhd.: Malaysia

Chen Xiaoping: China

2(d) Title of Class of Securities:

Ordinary shares, par value $0.001125 per share

2(e) CUSIP Number:

G8437S115

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4. OWNERSHIP.

The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.

CUSIP No. G8437S115	Page 4 of 6

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

As of December 31, 2023, Nevis International B & T Sdn Bhd. and Chen Xiaoping had ceased to be the beneficial owners of more than five percent of the Issuer’s shares.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

Not applicable.

CUSIP No. G8437S115	Page 5 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2024

By:	/s/ Chen Xiaoping
Name:	Chen Xiaoping

Nevis International B & T Sdn Bhd.

By:	/s/ Chen Xiaoping
Name:	Chen Xiaoping
Title:	Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

CUSIP No. G8437S115	Page 6 of 6

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement